

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

September 5, 2008

Gary Effren
Chief Financial Officer
Akeena Solar, Inc.
16005 Los Gatos Boulevard
Los Gatos, CA 95032

      RE: Akeena Solar, Inc.
              Form 10-KSB for Fiscal Year Ended December 31, 2007
              File No. 1-33695

Dear Mr. Effren:

      We have reviewed your letter dated August 25, 2008 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>Financial Statements</u>

<u>2. Summary of Significant Accounting Policies, page 31</u>

<u>Manufacturer and Installation Warranties, page 32</u>

1. We have read your response to comment two from our letter dated August 15, 2008. Please revise your proposed disclosure to include gross changes instead of net changes in your manufacturer and installation warranties. Your reconciliation should include the following:
   - beginning balance of the aggregate product warranty liability;
   - aggregate reductions in the liability for payments made under the warranty;

- aggregate changes in the liability for accruals related to warranties issued during the reporting period;
- aggregate changes in the liability for accruals related to preexisting warranties; and
- ending balance of the aggregate product warranty liability.

Refer to paragraph 14(b) of FIN 45.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief